Exhibit 99.1

Ballard Issues Environmental, Social and Governance (ESG) Report 2020

VANCOUVER, BC, April 22, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the publication of its second annual ESG report, "Environmental, Social and Governance (ESG) Report 2020", highlighting the Company's 2020 performance in a number of key areas relevant to long-term sustainability of its business, and demonstrating an ongoing commitment to transparency and environmental leadership in the fuel cell industry. In 2020, Ballard continued its important work toward the Company's "Mission Carbon Zero 2030" initiative with a goal of achieving carbon neutrality by 2030.

Ballard Power Systems Inc. ESG Report (CNW Group/Ballard Power Systems Inc.)

"At Ballard, we recognize the growing investor and stakeholder interest in companies squarely addressing issues tied to creating enduring, sustainable value – issues like purpose, long-term strategy and climate change," said Randy MacEwen, Ballard President and CEO. "As a purpose-driven company with a vision to deliver fuel cell power for a sustainable planet, we are making clear progress on our own ESG journey at Ballard. We were intentional in our ESG work in 2020, resulting in reduced emissions, increased investment in our People, strengthened governance, and increased scope and level of transparency in our 2020 ESG Report. Beyond the progress we made in reducing our own operational carbon footprint, we completed 'cradle-to-gate' GHG assessments of our key fuel cell products. And, in a challenging 2020 marked by the COVID-19 pandemic, we strengthened our employee value proposition, with a continued prioritization on the safety and wellness of our People. We continue to strive to be 'a great place to work', with challenging and rewarding careers, and a culture and climate that foster innovation, collaboration, psychological safety, diversity and inclusion."

To view Ballard's ESG Report 2020, and for more information regarding the Company's sustainability commitments, please visit www.ballard.com/about-ballard/our-sustainability.

The combination of Ballard's zero-emission fuel cell products, sustainability-based business model, strong governance practices, and committed workforce enables the Company to create long-term value for shareholders while contributing to decarbonization of the global economy. Ballard is well-positioned to help achieve increasingly aggressive global GHG reduction targets.

Ballard is committed to informing customers, investors and other stakeholders of the results of its Mission Carbon Zero 2030 work, including strategies to further reduce and offset emissions and continue progressing toward a carbon neutral position.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning Ballard's market position and capabilities. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 22-APR-21